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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

J. Baker, Inc.
-------------------------------------------------------------------
(Name of Issuer)


Common Stock**
-------------------------------------------------------------------
(Title of Class of Securities)


05723210
--------------
(CUSIP NUMBER)

Check the following box if a fee is being paid with this statement.[ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
-----------------------------
**The amount reflected in Item 9 of the cover pages may include common stock issuable upon conversion of a 7% convertible bond due 2002 (the "convertible bond") (CUSIP 057232AA). In the aggregate, Merrill Lynch & Co., Inc. may be deemed to beneficially own 218,606 shares of Common Stock and 3,525,000 face amount of a 7% convertible bond.

Page 2 of 10 Pages


CUSIP NO. 05723210                  13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merrill Lynch & Co., Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

1,459,593

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

1,459,593

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,459,593

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.3%

12. TYPE OF REPORTING PERSON*

HC, CO

    *SEE INSTRUCTION BEFORE FILING OUT!

Page 3 of 10 Pages


CUSIP NO.    05723210               13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merrill Lynch Group, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

1,458,606

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

1,458,606

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,458,606

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.3%

12. TYPE OF REPORTING PERSON*

HC, CO

    *SEE INSTRUCTION BEFORE FILING OUT!

Page 4 of 10 Pages


CUSIP NO.    05723210               13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Princeton Services, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

1,458,606

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

1,458,606

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,458,606

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.3%

12. TYPE OF REPORTING PERSON*

HC, CO

    *SEE INSTRUCTION BEFORE FILING OUT!

Page 5 of 10 Pages


CUSIP NO.    05723210               13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merrill Lynch Asset Management, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

1,038,943

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

1,038,943

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,038,943

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.4%

12. TYPE OF REPORTING PERSON*

HC, CO

    *SEE INSTRUCTION BEFORE FILING OUT!

Page 6 of 10 Pages


                    SCHEDULE 13G


ITEM 1 (a)  Name of Issuer:
            --------------

            J. Baker, Inc.

ITEM 1 (b)  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            55 Turnpike Street
            Canton, MA  02021


ITEM 2 (a)  Name of Persons Filing:
            ---------------------

            Merrill Lynch & Co., Inc.
            Merrill Lynch Group, Inc..
            Princeton Services, Inc.
            Merrill Lynch Asset Management, L.P.

ITEM 2 (b)  Address of Principal Business Office or, if none, Residence:
            -----------------------------------------------------------

Merrill Lynch & Co., Inc.
World Financial Center, North Tower
250 Vesey Street
New York, New York  10281

Merrill Lynch Group, Inc.
World Financial Center, North Tower
250 Vesey Street
New York, New York  10281

Princeton Services, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey  08536

Merrill Lynch Asset Management, L.P.
800 Scudders Mill Road
Plainsboro, New Jersey  08536

Page 7 of 10 Pages


ITEM 2 (c)  Citizenship:
            -----------

See Item 4 of Cover Pages

ITEM 2 (d)  Title of Class of Securities:
            ----------------------------

Common Stock

ITEM 2 (e)  CUSIP NUMBER:

05723210

ITEM 3

   Merrill Lynch & Co., Inc. ("ML&Co."), Merrill Lynch Group, Inc.
("ML Group"), Princeton Services, Inc. ("PSI") and Merrill Lynch Asset Management L.P. ("MLAM") are parent holding companies, in accordance with
(S) 240.13d-1(b) (ii) (G).


ITEM 4  Ownership
        ---------

(a)  Amount Beneficially Owned:

   See Item 9 of Cover Pages. Pursuant to (S) 240.13d-4, ML&Co., ML Group, PSI and MLAM (the "Reporting Persons") disclaim beneficial ownership of the securities of J. Baker, Inc. (the "Company") referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities of the Company covered by this statement, other than certain securities of the Company held in MLPF&S proprietary accounts.

(b)  Percent of Class:

     See Item 11 of Cover Pages

(c)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote:

          See Item 5 of Cover Pages

    (ii)  shared power to vote or to direct the vote:

          See Item 6 of the Cover Pages

   (iii)  sole power to dispose of or to direct the disposition of:

          See Item 7 of Cover Pages

Page 8 of 10 Pages



    (iv)  share power to dispose of or direct the disposition of:

          See Item 8 of Cover Pages

ITEM 5  Ownership of Five Percent or Less of a Class.
        --------------------------------------------

Not Applicable

ITEM 6  Ownership of More than Five Percent on Behalf of Another Person.
        ---------------------------------------------------------------

  PSI acts as the general partner of Merrill Lynch Asset Management, L.P. (d/b/a) Merrill Lynch Asset Management ("MLAM") and Fund Asset Management, L.P. (d/b/a) Fund Asset Management ("FAM"), each of which are investment advisers registered under Section 203 of the Investment Advisers Act of 1940 and act as investment advisers to investment companies registered under Section 8 of the Investment Company Act of 1940. With respect to securities held by those investment commpanies, several person have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No other person has an interest that relates to more than 5% of the class of securities reported herein.


ITEM 7   Identification and Classification of the Subsidiary Which
         ---------------------------------------------------------
  Acquired the Security Being Reported on by the Parent Holding Company.
  ---------------------------------------------------------------------

See Exhibit A

ITEM 8   Identification and Classification of Members of the Group.
         ----------------------------------------------------------

Not Applicable

Page 9 of 10 Pages


ITEM 9  Notice of Dissolution of Group.
        ------------------------------

Not Applicable

ITEM 10  Certification
         -------------

    By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.
---------

    After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  August 10, 1995

Merrill Lynch & Co, Inc.

/s/ David L. Dick
----------------------------
Name: David L. Dick
Title:  Assistant Secretary


Merrill Lynch Group, Inc.

/s/ David L. Dick
-----------------------------
Name: David L. Dick
Title:  Secretary


Princeton Services, Inc.

/s/ David L. Dick
-----------------------------
Name:  David L. Dick
Title:  Attorney-In-Fact*



Merrill Lynch Asset Management, L.P.

/s/ David L. Dick
-----------------------------
Name:  David L. Dick
Title:  Attorney-In-Fact*


------------------------------------
* Signed pursuant to a power of attorney, dated February 10, 1994, included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch Group, Inc. et. al. on February 14, 1994 with respect to Dial REIT Inc.

Page 10 of 10 Pages


                        EXHIBIT A TO SCHEDULE 13G
                        -------------------------

                    ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES
                    -----------------------------------------

   Three of the persons filing this report, Merrill Lynch & Co., Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML&Co."), Merrill Lynch Group, Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML Group"), and Princeton Services, Inc. a Delaware corporation with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, ("PSI") are parent holding companies pursuant to (S)240 13d-1(b) (1) (ii) (G). The relevant subsidiaries of Merrill Lynch & Co. are Merrill Lynch Pierce, Fenner & Smith Incorporated ("MLPF&S"), ML Group and PSI, which is the general partner of Merrill Lynch Asset Management, L.P. (d/b/a) Merrill
Lynch Asset Management ("MLAM") and Fund Asset Management, L.P. (d/b/a) Fund Asset Management ("FAM"). The relevant subsidiary of Merrill Lynch
Group is PSI.

    MLPF&S, a Delaware corporation with its principal place of business at 250 Vesey Street, New York, New York, is a wholly-owned subsidiary of ML&Co. and a broker-dealer registered pursuant to the Securities Exchange Act of 1934. MLPF&S holds securities of J. Baker, Inc. (the "Company") through its proprietary trading accounts.

    ML Group, a wholly-owned direct subsidiary of ML&Co., may be deemed to be the beneficial owner of 10.3% of the common stock of the Company by virtue of its control of its wholly-owned subsidiary, PSI.

    PSI, a wholly-owned direct subsidiary of ML Group, may be deemed to be the beneficial owner of 10.3% of the common stock of the Company by virtue of its being the general partner of MLAM and FAM.

    MLAM, a Delaware limited partnership with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. MLAM may be deemed to be the beneficial owner of 7.4% of the common stock of the Company as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940.

    FAM, a Delaware limited partnership with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. FAM may be deemed to be the beneficial owner of less than 5% of the common stock of the Company as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940.

    Pursuant to (S)240.13d-4, ML & Co., MLPF&S, ML Group, PSI, MLAM, and FAM disclaim beneficial ownership of the securities of the Company, and the filing of this Schedule 13G shall not be construed as an admission that any such entity is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities of the Company, other than, in the case of ML&Co. and MLPF&S, securities of the Company held by MLPF&S in proprietary accounts.